Exhibit 21.1

Name	State of Other Jurisdiction of Incorporation or Organization

None

*	Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of all subsidiaries of Anthropic, PBC are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.